

July 13, 2010

John J. Hafferty
Executive Vice President & CFO
Pacer International, Inc.
6805 Perimeter Drive
Dublin, Ohio 43016

> **Re: Pacer International, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed February 23, 2010**
> **File No. 000-49828**

Dear Mr. Hafferty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Executive Summary, page 44
New Arrangements with Union Pacific

1. We note in the risk factor on page 20 that the new Union Pacific contract will change your historical equipment flows which could negatively affect your operating costs and results of operations and that higher empty repositioning charges and similar activities related to equipment balance may also compress margins. Please provide a discussion in MD&A explaining the expected impact these and other factors (employment levels, etc.) will have on operations. For example, it appears that these operations have historically contributed favorably to margins. Discuss how the elimination of these operations will impact margins, cash flows, net results, etc.

Critical Accounting Polices, page 46

2. Please disclose the methodology and assumptions underlying the estimates of costs of purchased transportation and services and the impact of any changes in the estimates.

Results of Operations, page 51

3. A significant portion of your discussion of revenues is dedicated to stating in narrative form the amounts and percentage changes in various types of revenues. We believe your disclosure could be improved by providing this information in a table and focusing the narrative portion of your disclosure on analysis of the underlying reasons for the changes. Please revise as appropriate.

4. You state your costs of purchased transportation and services in the intermodal segment in future periods will be negatively affected as the rail rates you pay Union Pacific gradually increase. As this appears to be a known trend affecting future results, please revise to quantify the expected impact in absolute dollars or in percentage terms based on contract rates and current market rates.

5. Please expand your cost of purchased transportation and services discussion on the changes in margin percentages for both the intermodal segment and logistics segment to more specifically explain the factors causing the change (equipment flow, repositioning, etc.).

6. Please revise to quantify all material factors to which variances are attributed. For example, quantify the effect of the employment reduction and the temporary salary reductions that led to the decrease in S,G&A expense in 2009.

Notes to Consolidated Financial Statements, page F-7

Revenue Recognition, page F-11

7. Please expand your policy to describe the delivery requirements for each major type of revenue activity. In addition, you state that logistics segment revenues from warehousing and supply chain management/consulting are recorded "as earned." Please revise to state specifically when these revenues are earned.

Note 5. New Union Pacific Arrangements and Sale of Certain Assets, page F-18

8. Your disclosure here and in MD&A describes in general terms the types of changes in the Union Pacific amendment for 48 and 53 foot containers, but does not explain the specific impact of the amendment nor why you entered a new agreement nor why wholesale east-west big box businesses are transitioning away from you. In future filings, please revise to provide these disclosures in MD&A or elsewhere as appropriate, so that investors may

better understand the amendment's impact on you and the circumstances that brought these changes. Please provide us a copy of your intended revised disclosure. In addition, please explain to us the components of the $30 million payment from Union Pacific and your basis of accounting for each, including how you determined the measurement of the components and the timing of their recognition. Include in your response whether this amount represents the settlement of claims between the companies or whether it relates to the new agreement.

9. Please disclose how you will account for each component of the new Union Pacific contract, including the fleet sharing arrangement.

Note 9. Commitments and Contingences, page F-25

10. To the extent known, please disclose the amount sought by Union Pacific in its claim for retroactive rate adjustments for 20, 40, and 45 foot international container shipments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief